

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2013

<u>Via E-mail</u>
Gervais Pellissier
Chief Executive Officer and Chief Financial Officer
Orange
78 rue Olivier de Serres
75015 Paris
France

> **Re: Orange**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 12, 2013**
> **File No. 1-14712**

Dear Mr. Pellissier:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please tell us about any contacts with Syria, Sudan and Cuba since your letter to us dated February 17, 2010. We note that Exhibit 15.1 to your Form 20-F provides a table showing that you are a part of the EASSy submarine cable which ends in Sudan and which became operational in July 2010; that Orange Armenia, Orange Jordan and Orange Uganda's websites provide information about services to Syria and/or Sudan; and that news articles discuss your interest in acquiring a mobile license in Syria and Orange Jordan being involved in the development of a regional cable network that includes Syria. As you know, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not provide disclosure about those countries. Please

describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your 2010 letter, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. Your response should describe any services, technology, products, equipment or components that you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

3. It appears from information in your February 17, 2010 letter that some of your contacts with Iran may involve the government of Iran or telecommunications companies affiliated with or owned by the government of Iran. In addition, we note a 2013 news article reporting that your subsidiary GlobeCast suspended the broadcast of Iran's Hispan TV on SES satellite in Latin America, and that GlobeCast had received a letter from SES requesting that it cease transmission of all Islamic Republic of Iran Broadcasting channels. Islamic Republic of Iran Broadcasting is affiliated with the government of Iran and is listed on the U.S. Department of Treasury's list of Specially Designated Nationals. Please tell us whether, during 2012, you or any of your subsidiaries or other affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Nicolas Guérin, Legal Director
       Orange

       Larry Spirgel
       Assistant Director
       Division of Corporation Finance